GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION MINES FIRST COAL AND ENTERS INTO LETTER AGREEMENT WITH NORTH AMERICAN ENTERPRISES LTD. FOR CONTRACT MINING AT THE NO. 12S B2 MINE

Calgary, Alberta (GCE-TSX), August 27, 2004 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") is pleased to announce that it has mined the first raw coal from its No. 12S B2 surface mine for processing at the Company's coal preparation plant. In addition, Grande Cache has entered into a letter agreement with North American Enterprises Ltd., a subsidiary of North American Energy Partners Inc. ("NAEPI"), for NAEPI to contract mine at the Company's No. 12S B2 surface mine and provide coal haulage to the processing plant. NAEPI is currently mobilizing additional equipment to mine the No. 12S B2 surface mine. NAEPI is also constructing the access road and has begun portal development at Grande Cache's No. 7-4 underground mine. NAEPI, based in Acheson, Alberta, is one of Canada's largest providers of mining and site preparation services with over 50 years of experience.

"We will continue to increase mining activity in the No. 12S B2 surface mine over the next several weeks as we build up the equipment fleet to meet our production targets. NAEPI and the Company have now hired over 50 people and are working closely together to accelerate surface mining" said Gene Wusaty, Vice-President, Operations, General Manager and Chief Operating Officer of Grande Cache.

"The Company remains on schedule to make its first export shipments in October. We have recently met with all of our prospective customers and are now finalizing contractual commitments for the period to the end of March 2005" said Robert Stan, Grande Cache's President and Chief Executive Officer. "The market for hard coking coal remains very strong and market fundamentals appear solid for the upcoming coal year. Start-up of our underground operations at the No. 7-4 Mine is on schedule with coal from these operations expected to be available for sale by the end of the calendar year".

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Company's control. The

forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update these statements to reflect subsequent changes in assumptions, the factors underlying them or actual events or experience.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION RECEIVES ALBERTA ENVIRONMENT APPROVAL TO COMMENCE SURFACE MINING AND COAL PROCESSING ACTIVITIES

Calgary, Alberta (GCE-TSX), August 17, 2004 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") is pleased to announce that Alberta Environment has issued the Company an approval pursuant to the *Environmental Protection and Enhancement Act* (Alberta), which approval is the final significant regulatory approval required by the Company to commence mining at its No. 12S B2 surface mine and coal processing activities. The Company is mobilizing to proceed with surface mining operations at the No. 12S B2 Mine and coal processing activities at the Company's coal preparation plant. In addition, as previously announced, construction of the access road and portal development at Grande Cache's No. 7-4 underground mine is continuing.

"This is an important step forward for Grande Cache Coal Corporation" said Robert Stan, Grande Cache's President and Chief Executive Officer. "We are making good progress on the construction of the No. 7-4 road and we will immediately begin work that will see coal produced from the No. 12S B2 Mine in September. Receiving the approval from Alberta Environment for the surface mine should allow us to make our first export shipments to our customers in October ".

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Company's control. The forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update these statements to reflect subsequent changes in assumptions, the factors underlying them or actual events or experience.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

File No. 82 - 34802

GRANDE CACHE COAL CORPORATION

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual Meeting of holders of common shares of Grande Cache Coal Corporation (the "**Corporation**") held on August 11, 2004 (the "**Meeting**"), the following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to approve fixing the number of members of the Board of Directors of the Corporation to be elected at the Meeting at five members.	Passed
2.	Ordinary resolution to approve the election of the five nominees to serve as directors of the Corporation until the next annual meeting of shareholders, or until their successors are duly elected or appointed, as described in the information circular of the Corporation dated June 25, 2004.	Passed
3.	Ordinary resolution to approve the appointment of Collins Barrow Calgary LLP, Chartered Accountants, as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix their remuneration as such.	Passed